Exhibit 4.1

June 26, 2008	VIA EMAIL

Jerry Smith

Senior Vice President and General Counsel

Shuffle Master, Inc.

1106 Palms Airport Drive

Las Vegas, Nevada 89119-3730

Dear Mr. Smith:

We are parties to a Rights Agreement dated June 26, 1998 as amended effective January 1, 2005 (the “Agreement”). The Agreement and the Preferred Share Purchase Rights governed thereby (the “Rights”) are both scheduled to expire at the close of business today. We understand that you desire to amend the Agreement so that the Rights, instead of expiring at the close of business today will expire at the close of business on September 26, 2008 unless earlier terminated as a result of a redemption of the Rights or exchange of the Rights, as set forth in the Agreement. We also understand that no Person has become an Acquiring Person and that, therefore, your and our ability to amend the Agreement is not limited pursuant to Section 27.

Please sign below confirming that you agree that the Agreement is hereby amended to (i) extend the Final Expiration Date from June 26, 2008 to the close of business on September 26, 2008, (ii) extend our appointment as Rights Agent until such date, and (iii) be further amended as necessary to be consistent with such extensions.

Very truly yours,

/s/ John D. Baker
John D. Baker
Vice President – Mergers Acquisitions

The amendment described above is hereby confirmed.

/s/ Jerry Smith
Jerry Smith, Senior Vice President and
General Counsel, Shuffle Master, Inc.

cc: Michael W. Schley, Esq.